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Exhibit 3.18

ARTICLES OF INCORPORATION
LABC PRODUCTION, INC.

I

The name of the Corporation is LABC Productions, Inc.

II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The Name and Address in the State of California of this corporation's initial agent for service of process is: CT Corporation System, 818 W. Seventh Street, Los Angeles, CA 90017.

IV

This corporation is authorized to issue only one class of shares of stock; and the total number that this corporation is authorized to issue is 1,000.

Jan Williamson, Incorporator

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ARTICLES OF INCORPORATION LABC PRODUCTION, INC.